November 2, 2020

VIA EDGAR

Laura Nicholson, Special Counsel

Lauren Nguyen, Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

RE:	Coronado Global Resources Inc.
Registration Statement on Form S-3
File No. 333-239730
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On behalf of Coronado Global Resources Inc. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (Registration No. 333-239730) of the Company be accelerated to 4:00 p.m., Eastern Time, on November 4, 2020, or as soon as practicable thereafter. The Company respectfully requests that you notify Andrew C. Thomas of such effectiveness by a telephone call to (216) 586-1041.

Please contact Andrew C. Thomas at Jones Day at (216) 586-1041 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Sincerely,

/s/ Richard Rose

Richard Rose
Vice President, Chief Legal Officer and Secretary

cc: Andrew C. Thomas

100 BILL BAKER WAY • BECKLEY, WV 25801

PHONE (681) 207-7263 • FAX (681) 207-7251